[OMM LETTERHEAD]

March 21, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re:	Apollo Global Management, LLC
Amendment No. 8 to Registration Statement on Form S-1
File Number 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”), to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on August 12, 2008, November 23, 2009, February 1, 2010, March 22, 2010, October 7, 2010, January 10, 2011 and February 18, 2011, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 8 to the Registration Statement (“Amendment No. 8”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 7 to the Registration Statement filed on February 18, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 8 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 8.

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2011

Executive Compensation, page 228

1.	Please disclose your executive compensation for the years 2008 and 2009, as well as 2010. Even though information with respect to fiscal years prior to the last completed fiscal year will not be required if a registrant was not a reporting company, a registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 236 and 237 to provide executive compensation information for the years ended 2008 and 2009.

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

2.	We note your response to comment five from our letter dated January 25, 2011. Please revise your presentation of comprehensive income so that the amount of consolidated comprehensive income as well as the related amounts attributable to non-controlling interests and to Apollo Global Management, LLC are each presented separately on the face of your consolidated financial statements. Your current presentation is not consistent with ASC 810-l0-50-1A(a) or the sample illustration provided in ASC 810-10-55-4K. Please also revise your presentation so that the components of total comprehensive income attributable to Apollo Global Management, LLC are more transparent to readers for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its presentation of comprehensive income on pages F-5, F-6 and F-7 so that the amount of consolidated comprehensive income as well as the related amounts attributable to non-controlling interests and to Apollo Global Management, LLC are each presented separately on the face of the Company’s consolidated financial statements and the components of total comprehensive income attributable to Apollo Global Management, LLC are more transparent to readers for each period presented.

Note 3 – Acquisitions and Business Combinations, page F-24

Business Combinations, page F-25

3.	Please tell us supplementally and expand your disclosure to clarify the following with regard to your acquisition of Citi Property Investors:

•

Clarify the business economics of this transaction. Specifically address why Citigroup, Inc. would give you $15.5 million in cash, $1.5 million receivable and $8.3 million in management contracts for $1.5 million in contingent consideration;

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the economics of the transaction were designed to compensate the Company as if the transaction had closed on April 1, 2010 due to the lengthy consent process required to

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2011

receive the necessary investor and lender approvals for the transaction. This resulted in a payment of $15.5 million from Citigroup to the Company upon closing of the transaction on November 12, 2010. The Company believes the economics reflect the distressed nature of the transaction as it helped Citigroup to achieve its goal of disposing of assets previously identified as non-core to its long-term business strategy and to immediately reduce its exposure to non-core expense that it would have had to bear.

•

Please clarify whether you reassessed whether you had correctly identified all of the assets acquired and all of the liabilities in accordance with ASC 805-30-25-4 before recognizing the gain on a bargain purchase. See ASC 805-30-30-4 through 30-6 for guidance on the review of measurement procedures; and

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it reassessed ASC 805-30-25-4 before recording a bargain purchase gain on the acquisition of Citi Property Investors. The Company performed the following reassessment:

•

Identifiable assets acquired and liabilities assumed: The Company reviewed the contractual terms of the acquisition and engaged a third party valuation firm to assist it in identifying and determining the value of the assets and liabilities acquired using a discounted cash flow model, which identified all future cash flow streams.

•	Non-Controlling interest acquired: No non-controlling interest was acquired.

•	Business combination achieved in stages: This acquisition was not acquired in stages.

•	The consideration transferred: The Company determined the consideration to be paid as part of identified assets and liabilities noted above.

•

Provide us additional information supporting how you determined the $1.5 million fair value for the contingent consideration you may be obligated to pay Citigroup as well as how you determined the $8.1 fair value for the management contracts.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has updated its disclosure on pages F-26 and F-27 to indicate that it has utilized a discounted cashflow model by which the Company determined the fair value of the assets and liabilities acquired.

The Company respectfully advises the Staff that the Company is obligated to pay Citigroup 25% of the net realized after tax profit of the Citi Property Investors business from the acquisition date through December 31, 2012. The $1.5 million amount was calculated based on the projected financial information discounted to present value using a 7% discount rate.

The Company utilized the same projected cash flow model to assess the fair value of the management contracts, using information from the acquisition date through December 31, 2015 at a 7% discount rate.

If you have any questions regarding this Amendment No. 8 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2011

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond
of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission
Lisa Etheredge
Jeanne Baker
Craig Slivka

Apollo Global Management, LLC
John J. Suydam

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